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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of                 May, 2004

Commission File Number                 0-26104

TESMA INTERNATIONAL INC.
(Translation of registrant's name into English)

1000 Tesma Way, Concord, Ontario, Canada L4K 5R8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TESMA INTERNATIONAL INC. (Registrant)
Date: May 12, 2004
	By:	/s/ STEFAN T. PRONIUK Stefan T. Proniuk Vice-President, Secretary and General Counsel

EXHIBITS

Exhibit 99.1	The First Quarter Fiscal 2004 Report to Shareholders of the Registrant, including its unaudited consolidated financial statements and management's discussion and analysis of results of operations and financial position for the three month ended March 31, 2004.
Exhibit 99.2	Form 52-109FT2 — Certificate of Interim Filings during Transition Period (under Canadian Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) — CEO.
Exhibit 99.3	Form 52-109FT2 — Certificate of Interim Filings during Transition Period (under Canadian Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) — CFO.

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FORM 6-K
SIGNATURES
EXHIBITS